                           Offer to Purchase for Cash
               Up to 22,500 Assigned Limited Partnership Interests
                                       in
                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                                       for
                                $400 Net Per Unit
                                       by
                             SV FAIRFIELD II, L.L.C.

-------------------------------------------------------------------------------
          THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE
         AT 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, DECEMBER 20, 1996
                          UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

                                    IMPORTANT

         SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), is offering to purchase up to 22,500 of the outstanding units of assigned limited partnership interests ("Units") in Scottsdale Land Trust Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $400 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Assignment of Limited Partnership Units (which, together with any supplements or amendments, collectively constitute the "Offer"). The Purchase Price is subject to adjustment under certain circumstances, as described herein. UNITHOLDERS WHO TENDER THEIR UNITS IN RESPONSE TO THE OFFER WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH EXPENSES WILL BE BORNE BY THE PURCHASER. The 22,500 Units sought pursuant to the Offer are believed to constitute 45% of the total outstanding Units as of December 31, 1995. The Purchaser is an affiliate of Starwood Capital Group, L.L.C. and is not affiliated with FFCA Management Company Limited Partnership, the general partner of the Partnership (the "General Partner").

         Unitholders are urged to consider the following factors:

         - The Purchaser is aware that two unaffiliated third parties recently contacted Unitholders and each offered to purchase less than 5% of the outstanding Units at a price of $150 per Unit and $230 per Unit, respectively (the "Third Party Offers"). The Purchase Price is higher than the Third Party Offers.

         - The Offer provides Unitholders with the ability to sell Units immediately for cash, which opportunity might not otherwise be available due to the limited secondary market which exists. According to the information reported in Partnership Spectrum for the most recent two-month period prior to the commencement of the Offer, only three trades of Units occurred during this period. The Purchase Price approximates the weighted average price paid for Units on the secondary market during this period as reported in such publication. The published prices do not reflect any commissions or fees which are customarily paid in connection with the sale of Units on the secondary market, or the fees customarily charged on the subsequent transfer of such Units to the new owner. Unitholders will not pay these commissions or fees if they tender their Units pursuant to the Offer. Secondary market sales information is probably not, however, a reliable basis upon which to measure the value of the Units because of the limited activity in the secondary market.

         - No independent person has been retained by the Purchaser to evaluate or render an opinion with respect to the Purchase Price. The Purchase Price could be substantially less than the net proceeds that could be realized from a current sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership. In addition, the General Partner provided the Unitholders with a third party estimate, as of December 31, 1995, that the indicated value per Unit investment was $846.00 per Unit (the "Third Party Estimate"), before distributions of $76.51 per Unit during 1996. The
                  Third Party Estimate does not necessarily reflect the fair market value of a Unit, which may be higher or lower depending on several factors, including liquidity of the Units and external economic and market factors. The Third Party Estimate also does not reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Such amount would likely be affected by several factors, including the time required to effect a liquidation of the Partnership's assets, the costs of effectuating such a liquidation and the ability of the Partnership to realize the full value of its assets as reflected in the Third Party Estimate. The Purchaser makes no representation and expresses no opinion as to the fairness or adequacy of the Purchase Price.

         - If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to direct the vote with respect to those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Partnership Agreement and removal and replacement of the General Partner.

         - The Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of Unitholders to sell their Units at a high price.

         - Consummation of the Offer may limit the ability of Unitholders to dispose of Units during the twelve-month period following completion of the Offer.

         The Offer is not conditioned upon financing or upon any minimum number of Units being tendered.

         Any Unitholder desiring to tender Units should complete and sign the Assignment of Limited Partnership Units (or a facsimile thereof) in accordance with the Instructions to the Assignment of Limited Partnership Units and mail or deliver the signed Assignment of Limited Partnership Units, any and all assignees' certificates evidencing ownership of the Units tendered (the "Certificates") and the other documents required pursuant to the Assignment of Limited Partnership Units to the Information Agent/Depositary. A Unitholder may tender any or all of the Units owned by that Unitholder; provided, however, that tenders of fractional Units will not be permitted, except by a Unitholder who is tendering all of the Units owned by such Unitholder, and that tenders of Units which will result in a Unitholder continuing as a Unitholder who holds fewer than 10 Units will not be permitted (unless allowed under the Partnership Agreement).

         Questions and requests for assistance or for additional copies of this Offer to Purchase and the Assignment of Limited Partnership Units may be directed to the Information Agent/Depositary at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser.

                             ----------------------

           For More Information or for Further Assistance Please Call:
                             The Herman Group, Inc.
                                 (800) 992-6211
November 22, 1996

                                TABLE OF CONTENTS

                                                                                                               PAGE
INTRODUCTION....................................................................................................  1
         Some Factors to be Considered by Unitholders...........................................................  1
                  Potentially Adverse Aspects of the Offer for Unitholders......................................  1
                  Potentially Beneficial Aspects for Unitholders of the Offer...................................  2
         The Purchaser and Certain of its Affiliates............................................................  4
         The Purchaser's Reasons for the Offer..................................................................  5
         Source of Funds........................................................................................  5
         Certain Tax Considerations.............................................................................  5
         Holding Period of Partnership Parcels; Alternatives....................................................  5
         Conditions.............................................................................................  5
         Distributions..........................................................................................  5
         Outstanding Units......................................................................................  6

THE OFFER.......................................................................................................  6
         Section 1. Terms of the Offer; Expiration Date; Proration..............................................  6
         Section 2. Acceptance for Payment and Payment for Units................................................  7
         Section 3. Procedure for Tendering Units...............................................................  8
                  Valid Tender..................................................................................  8
                  Signature Requirements........................................................................  9
                  Delivery of Assignment of Limited Partnership Units...........................................  9
                  Assignment of Interests in Future Distributions...............................................  9
                  Appointment as Proxy; Power of Attorney.......................................................  9
                  Determination of Validity; Rejection of Units; Waiver of Defects; No
                           Obligation to Give Notice of Defects................................................. 11
                  Backup Federal Income Tax Withholding......................................................... 11
                  FIRPTA Withholding............................................................................ 11
         Section 4. Withdrawal Rights........................................................................... 12
         Section 5. Extension of Tender Period; Termination; Amendment.......................................... 12
         Section 6. Certain Federal Income Tax Matters.......................................................... 13
                  General  ..................................................................................... 13
                  Gain or Loss Generally........................................................................ 14
                  Unrealized Receivables and Certain Inventory.................................................. 15
                  Passive Activity Loss Limitation.............................................................. 15
                  Partnership Termination....................................................................... 16
                  Backup Withholding and FIRPTA Withholding..................................................... 16
         Section 7. Effects of the Offer........................................................................ 17
                  Assignment of Interests in Future Distributions............................................... 17
                  Appointment as Proxy; Power of Attorney....................................................... 17
                  Limitations on Resales........................................................................ 18
                  Effect on Trading Market; Registration Under Section 12(g) of the
                           Exchange Act......................................................................... 19
                  Control of Unitholder Voting Decisions by Purchaser........................................... 19

         Section 8. Future Plans of the Purchaser............................................................... 20
         Section 9. Certain Information Concerning the Partnership.............................................. 20
                  General  ..................................................................................... 21
                  Selected Financial and Property-Related Data.................................................. 22
                  Additional Information........................................................................ 22
         Section 10. Conflicts of Interest...................................................................... 22
                  Conflicting Interests......................................................................... 22
                  Voting by the Purchaser....................................................................... 23
                  Financing Arrangements........................................................................ 23
         Section 11. Certain Information Regarding the Purchaser, SCG,
                     SOF L.P. and Capital....................................................................... 23
                  The Purchaser................................................................................. 23
                  SCG      ..................................................................................... 24
                  SOF L.P. ..................................................................................... 24
         Section 12. Source of Funds............................................................................ 25
         Section 13. Background of the Offer.................................................................... 25
                  Relationship with the Partnership and the General Partner..................................... 25
                  Determination of Purchase Price............................................................... 26
                  Trading History of Units...................................................................... 26
                  Third Party Estimate.......................................................................... 27
         Section 14. Conditions of the Offer.................................................................... 28
         Section 15. Certain Legal Matters...................................................................... 30
                  General  ..................................................................................... 30
                  Antitrust..................................................................................... 30
                  Margin Requirements........................................................................... 30
         Section 16. Fees and Expenses.......................................................................... 30
         Section 17. Miscellaneous.............................................................................. 30

SCHEDULE I - INFORMATION REGARDING THE MANAGER AND CERTAIN
         OTHER MEMBERS AND OFFICERS OF SCG INVESTORS II, L.L.C.................................................. 32

To: Unitholders of
    Scottsdale Land Trust Limited Partnership



                                  INTRODUCTION

         SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser") hereby offers to purchase up to 22,500 of the outstanding units of assigned limited partnership interests (the "Units") of Scottsdale Land Trust Limited Partnership (the "Partnership") at a purchase price of $400 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Assignment of Limited Partnership Units (which, together with any supplements or amendments, collectively constitute the "Offer"). The Purchase Price shall automatically be reduced by the aggregate amount of distributions per Unit, if any, made by the Partnership to Unitholders from and including November 18, 1996 through and including the Expiration Date (as defined in Section 1). UNITHOLDERS WHO TENDER THEIR UNITS IN RESPONSE TO THE OFFER WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES. The Purchaser will pay all charges and expenses of The Herman Group, Inc. (the "Information Agent/Depositary") and the Partnership in connection with the Offer. The Offer is not conditioned upon financing or upon any minimum number of Units being tendered. A Unitholder may tender any or all of the Units owned by that Unitholder, subject to the restrictions set forth in Section 3.

         Some Factors to be Considered by Unitholders. In considering the Offer, Unitholders may wish to consider the following factors:

Potentially Adverse Aspects of the Offer for Unitholders

         - PURCHASE PRICE DOES NOT EQUAL THE ANTICIPATED VALUE OF THE PARTNERSHIP'S ASSETS OR THIRD PARTY VALUATION. No independent person has been retained by the Purchaser to evaluate or render an opinion with respect to the Purchase Price. The Purchase Price could be substantially less than the net proceeds that could be realized from a current sale of the Partnership's Units or assets or that may be realized upon a future liquidation of the Partnership. The general partner of the Partnership provided the Unitholders with a third party estimate as of December 31, 1995 that the indicated value per Unit investment was $846.00 per Unit (the "Third Party Estimate"), before distributions of $76.51 per Unit during 1996. The Third Party Estimate does not necessarily represent the fair market value of a Unit nor the amount which a Unitholder would ultimately receive if the Partnership were liquidated. See Section 13. THE PURCHASER MAKES NO REPRESENTATION AND

                  EXPRESSES NO OPINION AS TO THE FAIRNESS OR ADEQUACY OF THE PURCHASE PRICE.

         - POTENTIAL VOTING POWER. If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right (subject to certain restrictions described in Sections 7 and 8) to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Partnership Agreement, and removal and replacement of the General Partner. This means that (i) non-tendering Unitholders could be prevented from taking action they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take action desired by the Purchaser but opposed by the non-tendering Unitholders.

         - POTENTIAL CONFLICT OF INTEREST. As with any rational investment decision, the Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price.

         - LIMITATION ON RESALES OF UNITS. Consummation of the Offer may limit the ability of Unitholders to dispose of Units during the twelve-month period following completion of the Offer.

Potentially Beneficial Aspects for Unitholders of the Offer

         - CASH. The Offer may be attractive to Unitholders who have an immediate need for cash.

         - SUPERIOR OFFER. The Purchaser is aware that two unaffiliated third parties recently contacted Unitholders and each offered to purchase less than 5% of the outstanding Units at a price of $150 per Unit and $230 per Unit, respectively (the "Third Party Offers"). THE PURCHASE PRICE IS SUBSTANTIALLY HIGHER THAN THE PRICES OFFERED IN CONNECTION WITH SUCH THIRD PARTY OFFERS.

         - POSSIBLE HIGHER RETURN. The Purchaser is aware, based upon publicly available information, that THE PARTNERSHIP HAS PAID NO DISTRIBUTIONS TO UNITHOLDERS IN 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994 AND 1995, and that in 1996 the
                  Partnership has paid total distributions of $76.51 per Unit. As a result, Unitholders who have held Units since their issue by the Partnership have received cumulative distributions of only $76.51 per Unit on their initial investment of $1,000.00 per

                  Unit. Accordingly, THE OFFER PRESENTS AN OPPORTUNITY FOR UNITHOLDERS TO LIQUIDATE THEIR INVESTMENT IN THE PARTNERSHIP AND REPLACE IT WITH AN INVESTMENT AFFORDING AN OPPORTUNITY FOR A HIGHER RETURN.

         - LIQUIDITY. The Annual Report on Form 10-K of the Partnership for the year ended December 31, 1995 (the "Form 10-K") states that "[d]uring 1995, there was no established public trading market for the Units, and it is unlikely that an established public trading market for Units will develop." Although there are some limited resale mechanisms available to Unitholders wishing to sell their Units, there is no formal trading market for Units. Accordingly, THE OFFER AFFORDS UNITHOLDERS AN IMMEDIATE OPPORTUNITY TO DISPOSE OF THEIR UNITS FOR CASH WHICH OTHERWISE MIGHT NOT BE AVAILABLE TO THEM. In addition, the Purchase Price approximates the weighted average price of Units of the three trades on the secondary market reported by Partnership Spectrum for the most recent period prior to the commencement of the Offer. The published prices do not reflect any commissions or fees which are customarily paid in connection with the sale of Units on the secondary market or the fees customarily charged on the subsequent transfer of such Units to the new owner. Unitholders will not pay these commissions or fees if they tender their Units pursuant to the Offer. Secondary market sales information is probably not, however, a reliable basis upon which to measure the value of the Units because of the limited activity on the secondary market.

         - NO COMMISSIONS OR FEES. THE OFFER WILL PERMIT UNITHOLDERS TO DISPOSE OF THEIR UNITS WITHOUT INCURRING SALES COMMISSIONS, and in some instances other costs, typically associated with transfers of Units arranged through brokers or other intermediaries. Also, Unitholders who tender their Units will not be required to pay the transfer fee typically imposed by the Partnership to process transfers of Units. THE PURCHASER WILL PAY ANY PARTNERSHIP TRANSFER FEES IMPOSED BY THE PARTNERSHIP IN CONNECTION WITH UNITS PURCHASED PURSUANT TO THE OFFER.

         - REPLACE UNITS WITH LESS SPECULATIVE INVESTMENTS. Real estate markets in the United States generally have recovered and experienced an upward trend since the end of the last recession. That recovery and upward trend might continue. On the other hand, those markets also may be adversely affected by a variety of factors, including possible fluctuations in interest rates, economic slowdowns and overbuilding. Accordingly, ownership of Units continues to be a speculative investment. THE OFFER MAY PROVIDE UNITHOLDERS WITH THE

                  OPPORTUNITY TO LIQUIDATE THEIR UNITS IN THE PARTNERSHIP AND REPLACE THEM WITH INVESTMENTS THAT ARE LESS SPECULATIVE. On the other hand, Unitholders who tender their Units will be giving up the opportunity to participate in any potential future benefits represented by the ownership of those Units, including, for example, the right to participate in any future distributions.

         - UTILIZE LOSS FROM UNITS. A UNITHOLDER WHO SELLS 100% OF ITS UNITS PURSUANT TO THE OFFER WILL NO LONGER BE SUBJECT TO THE PASSIVE ACTIVITY LOSS LIMITATION WITH RESPECT TO "SUSPENDED" LOSSES ATTRIBUTABLE TO THOSE UNITS AND, THEREFORE, WILL BE ABLE TO UTILIZE FULLY ANY SUCH LOSSES.

         - AVOID FILING TAX RETURNS. The Offer may be attractive to Unitholders who wish to avoid in the future the expenses, delays, and complications of filing Form K-1 personal income tax returns which may be caused by ownership of Units. A sale will also eliminate the inconvenience of reporting taxable income and paying taxes on income without receiving distributions, which has occurred in past years, albeit in minimal amounts.

         THE PURCHASER MAKES NO RECOMMENDATION TO ANY UNITHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING UNITS. EACH UNITHOLDER MUST MAKE ITS OWN DECISION, BASED ON THE UNITHOLDER'S PARTICULAR CIRCUMSTANCES, AS TO WHETHER TO TENDER UNITS AND, IF SO, HOW MANY UNITS TO TENDER. UNITHOLDERS SHOULD CONSULT WITH THEIR RESPECTIVE ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND OTHER IMPLICATIONS OF ACCEPTING THE OFFER. UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

         The Purchaser and Certain of its Affiliates. The Purchaser is a recently formed Connecticut limited liability company, the managing member of which is SCG Investors II, L.L.C. ("SCG"), also a recently formed Connecticut limited liability company. Barry S. Sternlicht ("Sternlicht") is the managing member of, and controlling interest holder in, SCG. The other members of SCG, who also serve as officers, are Jonathan D. Eilian ("Eilian") and Madison F. Grose ("Grose"). In addition to SCG, the other member of the Purchaser is Starwood Opportunity Fund IV, L.P. ("SOF L.P."), a recently formed Delaware limited partnership. The general partner of SOF L.P. is SOFI IV Management, L.L.C. ("SOFI"), a recently formed Connecticut limited liability company, the managing member of which is Starwood Capital Group, L.L.C. ("Capital"). The President, Chief Executive Officer and General Manager of Capital, and the owner of its controlling interest, is Sternlicht. Eilian and Grose are two other members of Capital. The Purchaser is not affiliated with the General Partner of the Partnership. See Section 11.

         The Purchaser's Reasons for the Offer. The Purchaser's purpose of making the Offer is to acquire a substantial equity interest in the Partnership, primarily for investment purposes and with a view to making a profit. Although the number of Units being sought in the Offer will not give the Purchaser absolute control over the Partnership, if the Purchaser is successful in acquiring all or a substantial portion of the Units for which it is tendering, it could be in a position to exercise significant influence over the outcome of any vote by Unitholders. See Sections 7, 8 and 10.

         Source of Funds. The Purchaser expects that $9,000,000 (exclusive of fees and expenses) will be required to purchase all of the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from capital contributions from SOF L.P., which has capital and capital commitments in excess of $200,000,000, or from another affiliate to which SOF L.P. may transfer its interests in the Purchaser. Accordingly, the Offer is not conditioned upon the Purchaser obtaining financing. See Sections 11 and 12.

         Certain Tax Considerations. A sale by a Unitholder pursuant to the Offer will result in taxable gain (or loss) equal to the excess (deficit) of the amount realized by the Unitholder for the Units sold over such Unitholder's adjusted tax basis in those Units. In the case of a Unitholder who is an individual and who has held Units since their issue by the Partnership, the sale is expected to result in a gain, a portion of which will be taxable as ordinary income and the balance as a long-term capital gain. Unitholders who have suspended "passive losses" from the Partnership or other passive activity investments generally may deduct these losses up to the amount of gain from the sale. A sale pursuant to the Offer of all of a Unitholder's Units will terminate his or her investment in the Partnership and, commencing with the year following the year of sale, the Unitholder will no longer receive Partnership tax information or have to report the complicated tax information currently required of Unitholders. See Section 6.

         Holding Period of Partnership Parcels; Alternatives. The Partnership was formed in August 1987. The prospectus dated June 14, 1988 estimated that sales of parcels (other than the initial one sold to the General Partner of the Partnership) would commence in 1990 and that all parcels would be sold within 15 years after the Partnership acquired its property. However, no parcels were sold during 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994 and 1995. The first sale of parcels commenced in 1996. Moreover, the Partnership Agreement provides that the Partnership is not required to liquidate and dissolve until December 31, 2047.

         Conditions. The Offer is not conditioned upon financing or upon any minimum number of Units being tendered. Certain other conditions do apply, however. See Section 14.

         Distributions. The potential for future distributions, both from operating cash flow and in connection with sales or financings of the Partnership's parcels, was considered by the Purchaser when establishing the Purchase Price. Unitholders who tender their Units in response to the Offer will be entitled to receive any subsequent distributions made by the Partnership on or prior to the Expiration Date, although any such distribution will result in a reduction of the Purchase Price, as described in Section 1. Tendering Unitholders will not be entitled to receive any distributions in respect of tendered Units purchased by the Purchaser pursuant to the Offer made after the Expiration Date, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date. See Section 3.

         Outstanding Units. According to the Form 10-K, there were 50,000 Units issued and outstanding as of December 31, 1995, which as of March 1, 1996 were held of record by approximately 3,139 Unitholders. An affiliate of the Purchaser owns 80 Units.

                                    THE OFFER

         SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms of any such extension or amendment), the Purchaser will accept (and thereby purchase) up to 22,500 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4. For purposes of the Offer, the term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, December 20, 1996, unless the Purchaser in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as extended by the Purchaser, shall expire. See Section 5 for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

         THE PURCHASE PRICE SHALL AUTOMATICALLY BE REDUCED BY THE AGGREGATE AMOUNT OF DISTRIBUTIONS PER UNIT, IF ANY, MADE BY THE PARTNERSHIP TO UNITHOLDERS FROM AND INCLUDING NOVEMBER 18, 1996 THROUGH AND INCLUDING THE EXPIRATION DATE.

         If, prior to the Expiration Date, the Purchaser increases the Purchase Price offered to Unitholders pursuant to the Offer, the increased Purchase Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

         If more than 22,500 Units are validly tendered in accordance with the procedure specified in Section 3 and not properly withdrawn in accordance with the procedures specified in Section 4 on or prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 22,500 of the Units so tendered, pro rata according to the number of Units validly tendered by each Unitholder and not properly withdrawn on or prior to the Expiration Date. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 22,500 Units, the Purchaser will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. Regardless of the total number of Units tendered, the Purchaser will also make appropriate adjustments to avoid purchases of fractional Units, and to preclude any Unitholder who, after tendering some Units continues to hold other Units, from retaining fewer than 10 Units, unless otherwise permitted by the Partnership Agreement.

         If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Information Agent/Depositary may retain tendered Units and those Units may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as described in Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-l(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer. Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment.

         The Offer is conditioned on satisfaction of certain conditions, which are set forth in full in Section 14, below. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission and with the other terms of the Offer, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and (iv) amend the Offer.

         The Purchaser currently possesses a list of Unitholders that was previously provided to an affiliate of the Purchaser by the General Partner, which list the Purchaser believes is current as of December 31, 1995. This Offer to Purchase and the related Assignment of Limited Partnership Units will be mailed by the Purchaser to the Unitholders shown on that list. The Purchaser is aware, based upon information compiled by Partnership Spectrum, that approximately 195 Units (or less than half of 1% of the total outstanding Units) have been transferred during the period from December 31, 1995 through the September 1996/October 1996 reporting period (the last period reported prior to the commencement of the Offer). This Offer is being made to all current Unitholders of the Partnership, and any Unitholder that has not received a copy of this Offer to Purchase, the Assignment of Limited Partnership Units and related documentation through the mail may obtain such documents, at the Purchaser's expense, by written request to the Information Agent/Depositary at the address and facsimile numbers set forth on the back cover of this Offer to Purchase.

         SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase by accepting for payment and will pay for all Units validly tendered and not withdrawn in accordance with the procedures specified in Section 4, as promptly as practicable following the Expiration Date. A tendering beneficial owner of Units whose Units are owned of record by an Individual Retirement Account (IRA) or other qualified plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Information Agent/Depositary of a properly completed and duly executed Assignment of Limited Partnership Units (or facsimile thereof), Certificates representing the Unitholder's interest in the Units tendered and any other documents required by the Assignment of Limited Partnership Units. See
Section 3.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives verbal or written notice to the Information Agent/Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Information Agent/Depositary, which will act as agent for tendering Unitholders for the purpose of receiving payments from the Purchaser and transmitting those payments to Unitholders whose Units have been accepted for payment. Under no circumstances will interest on the Purchase Price be paid, regardless of any extension of the Offer or any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Assignment of Limited Partnership Units with respect to such Units will be destroyed by the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14, the Information Agent/Depositary may, nevertheless, on behalf of the Purchaser retain tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in
Section 4; subject, however, to the Purchaser's obligation under Rule 14e-l(c) under the Exchange Act to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

         The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

         SECTION 3. PROCEDURE FOR TENDERING UNITS.

         Valid Tender. In order for a tendering Unitholder to participate in the Offer, its Units must be validly tendered and not withdrawn on or prior to the Expiration Date. In order for Units to be validly tendered pursuant to the

Offer, a properly completed and duly executed Assignment of Limited Partnership Units (or facsimile thereof), Certificates evidencing ownership of the Units tendered and any other documents required by the Assignment of Limited Partnership Units must be received by the Information Agent/Depositary, at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date. A Unitholder may tender any or all of the Units owned by that Unitholder; provided, however, that tenders of fractional Units will not be permitted, except by a Unitholder who is tendering all of the Units owned by that Unitholder, and provided further that, unless otherwise permitted by the Partnership Agreement, no Unitholder will be permitted to tender any number of Units which will result in the Unitholder holding fewer than 10 Units following the tender. No alternative, conditional or contingent tenders will be accepted.

         Signature Requirements. If the Assignment of Limited Partnership Units is signed by the registered holder of the Units and payment is to be made directly to that holder, then no signature guarantee is required on the Assignment of Limited Partnership Units. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Assignment of Limited Partnership Units. However, in all other cases, all signatures on the Assignment of Limited Partnership Units must be guaranteed by an Eligible Institution.

         Delivery of Assignment of Limited Partnership Units. THE METHOD OF DELIVERY OF THE ASSIGNMENT OF LIMITED PARTNERSHIP UNITS, CERTIFICATES EVIDENCING OWNERSHIP OF THE UNITS TENDERED AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING UNITHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT/DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         Assignment of Interests in Future Distributions. By executing and delivering an Assignment of Limited Partnership Units, a tendering Unitholder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Unitholder in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Unitholder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be on or prior to the Expiration Date. The Purchaser will seek to be recognized by the Partnership as a Unitholder upon consummation of the Offer.

         Appointment as Proxy; Power of Attorney. By executing an Assignment of Limited Partnership Units, a tendering Unitholder irrevocably appoints the Purchaser, Capital, Sternlicht and their designees as the Unitholder's proxies and attorneys-in-fact, in the manner set forth in the Assignment of Limited Partnership Units, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser, including, without limitation, the right to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units as a Unitholder of the Partnership, all in accordance with the terms of the Offer. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by the Unitholder with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The Purchaser, SCG, Sternlicht and their designees will, as to those Units, be empowered to exercise all voting and other rights of the Unitholder, including, but not limited to, the right to direct the initial limited partner of the Partnership (the "Initial Limited Partner") to vote the limited partnership interests relating to such Units as such proxies, in their sole discretion, may deem proper at any meeting of Unitholders or Limited Partners, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser, SCG, Sternlicht and their designees must be able to exercise fully the voting rights with respect to the Units, including, without limitation, the power to direct the Initial Limited Partner to vote the limited partnership interests relating to such Units as they, in their sole discretion, may deem proper, at any meeting of Unitholders or Limited Partners then scheduled or by written consent without a meeting or otherwise.

         By executing an Assignment of Limited Partnership Units a tendering Unitholder also irrevocably constitutes and appoints the Purchaser, SCG, Sternlicht and their designees as the Unitholder's attorneys-in-fact, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior powers of attorney granted by the Unitholder with respect to such Units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser, SCG, Sternlicht and their designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership books maintained by the General Partner (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) if the Units are held in an IRA, pension or similar account, to contact the Unitholder's custodian(s) and/or trustee(s) and direct them to facilitate the transfer of the Units from such account of the Unitholder to the Purchaser, (iii) upon receipt by the Information Agent/Depositary (as the tendering Unitholder's agent) of the Purchase Price, to become a registered owner of Units, to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iv) to execute and deliver to the General Partner a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the

Offer in respect of tendered Units to the address specified in such form, and
(v) to endorse any check payable to or upon the order of a tendering Unitholder representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Unitholder. Such Assignment of Limited Partnership Units shall also serve as a Letter of Authorization directing the Unitholder's custodian(s) and/or trustee(s) to sign any documents necessary to facilitate the transfer of Units being assigned thereby as directed by the Purchaser, SCG, Sternlicht and their designees.

         Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder. The Purchaser's interpretation of the terms and conditions of the Offer (including the Assignment of Limited Partnership Units and the Instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Purchaser, the Information Agent/Depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31% with respect to payment of the Purchase Price, a tendering Unitholder must provide the Purchaser with the Unitholder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Assignment of Limited Partnership Units. See the Instructions to the Assignment of Limited Partnership Units and Box A therein.

         FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, a tendering Unitholder must complete the FIRPTA Affidavit included in the Assignment of Limited Partnership Units certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. See the Instructions to the Assignment of Limited Partnership Units and Box B therein.

         A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unitholder and the Purchaser on the terms set forth in the Offer.

         SECTION 4. WITHDRAWAL RIGHTS. Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 20, 1997. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Information Agent/Depositary, at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Assignment of Limited Partnership Units in the same manner as the Assignment of Limited Partnership Units was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Information Agent/Depositary and may not be withdrawn, except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-l(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

         All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, the Information Agent/Depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

         SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-l(d) under the Exchange Act.

         If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Information Agent/Depositary may retain tendered Units and those Units may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as described in Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-l(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer. Notwithstanding any such delay in payment, no interest will be paid on the Purchase Price.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

         SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

         General. The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. In addition, the Purchaser does not have access to tax information of the Partnership; consequently, the statements made in this summary are subject to change based on a complete review of the Partnership's records. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor (except as otherwise expressly indicated) does this summary describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and also may be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR

AS OF THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

         Gain or Loss Generally. In general, a Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between
(i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. Generally, a Unitholder's adjusted tax basis with respect to an Unit equals its cost increased by the amount of income and the amount of Partnership Liabilities (as determined under Code Section 752) allocated to the Unit and decreased by (i) any distributions made with respect to the Unit, (ii) the amount of deductions or losses allocated to the Unit and
(iii) any decrease in the amount of Partnership Liabilities (as determined under Code Section 752) allocated to the Unit. Thus, the amount of a Unitholder's adjusted tax basis in such Units will vary depending upon the Unitholder's particular circumstances. The "amount realized" with respect to an Unit will be a sum equal to the amount of cash received by the Unitholder for the Unit pursuant to the Offer (that is, the Purchase Price) plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752). Unitholders who purchased their Units from the Partnership in the original issue of the Units are expected to recognize taxable gain on the sale.

         Most of the gain or loss recognized by a Unitholder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss, if (as is generally expected to be the case) the Unit was held by the Unitholder as a capital asset. That capital gain or loss will be treated as long-term capital gain or loss if the tendering Unitholder's holding period for the Unit exceeds one year. Under current law, long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for ordinary income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that, subject to the passive activity loss limitations discussed below, noncorporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

         On December 6, 1995, President Clinton vetoed a tax bill that would have lowered the maximum capital gains rate to 19.8% and would have further limited the use of capital losses to offset ordinary income by requiring two dollars of long-term capital loss of an individual to offset every one dollar of ordinary income. Although Congress may redraft the tax bill, it is unclear whether or when a capital gain rate reduction or a capital loss limitation, if any, will become effective.

         A tendering Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the

Units sold in accordance with the provisions of the Partnership Agreement concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unitholder for that year will affect the Unitholder's adjusted tax basis in Units and, therefore, the amount of such Unitholder's taxable gain or loss upon a sale of Units pursuant to the Offer.

         Unrealized Receivables and Certain Inventory. If any portion of the amount realized by a Unitholder is attributable to "unrealized receivables" (which includes depreciation recapture, if any) or "substantially appreciated inventory" as defined in Code Section 751, then a portion of the Unitholder's gain or loss may be ordinary rather than capital. The Purchaser is not aware that the Partnership has taken any significant amount of depreciation deductions; nonetheless, a portion of the gain upon the sale of Units is expected to be attributable to unrealized receivables. A Unitholder who tenders Units must file an information statement with such Unitholder's federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-l(a)(3). The selling Unitholder also must notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferor(s) and transferee within 30 days of the date of the transfer (or, if earlier, by January 15 of the following calendar year).

         Passive Activity Loss Limitation. Under Code Section 469, a non-corporate taxpayer or personal service corporation generally can deduct "passive losses" in any year only to the extent of the person's passive income for that year. Closely held corporations (other than personal service corporations) may offset such losses against active income as well as passive activity income for that year. Substantially all post-1986 losses of Unitholders from the Partnership are believed to be passive losses. Thus, Unitholders may have "suspended" passive losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities). Substantially all gain from a sale of Units pursuant to the Offer will be passive income.

         If a Unitholder sells less than all of its Units pursuant to the Offer, suspended passive losses can be currently deducted (subject to other applicable limitations) to the extent of the Unitholder's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. If, on the other hand, a Unitholder sells 100% of its Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Unitholder from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unitholder from its other income (subject to any other applicable limitations). A tendering Unitholder must sell all of its Units to receive these tax benefits. If more than 45% of the outstanding Units are tendered, some tendering Unitholders may not be able to sell 100% of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser. See Section 1.

         Partnership Termination. Section 708(b) of the Code provides that a partnership terminates for income tax purposes if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a twelve-month period (although successive transfers of the same interests within a twelve-month period will be treated as a single transfer for this purpose). Accordingly, it is possible that transfers of Units made pursuant to the Offer, in combination with other transfers made within twelve months of the Offer, will result in a termination of the Partnership. In the event of a termination, the Partnership's tax year would close and the Partnership would be treated for income tax purposes as if it had made a liquidating distribution of its assets to the remaining partners and the new partners, followed by a recontribution of the assets to a "new" partnership. Because the "new" partnership would be treated as having acquired its assets on the date of the deemed recontribution, a new depreciation recovery period would begin on such date, and the Partnership's annual depreciation deductions, if any, over the next few years could be reduced, and the Partnership could have greater taxable income (or less tax loss) than if no tax termination occurred. In addition, depreciation, if any, may be required to be allocated to those Unitholders that have a higher tax basis, such as the Purchaser. A tax termination could also have the adverse effect on non-tendering Unitholders who subsequently dispose of their Units at a gain of requiring them to treat a greater portion of such gain as ordinary income (due to the application of Code Section 735) than would otherwise be required absent a tax termination of the Partnership. A tax termination will not affect a Unitholder who sells all of his Units but will affect the taxation of a Unitholder in respect of any Units retained after the date of the tax termination. A tax termination of the Partnership will also terminate any partnership in which the Partnership holds a majority interest (50% or more).

         Provided there is not a tax termination of the Partnership, the Purchaser does not anticipate that a Unitholder who does not tender Units will realize any material tax consequences as a result of the election not to tender. Although the Purchaser has access to certain public information compiled by Partnership Spectrum concerning assignments of Units during the period from December 31, 1995 through the September/October 1996 reporting period, such information may not be complete and, therefore, the Purchaser cannot be certain that the Partnership will not terminate for tax purposes as a result of sales pursuant to the Offer. THE PURCHASER DOES NOT REPRESENT THAT A TAX TERMINATION WILL NOT RESULT FROM THE OFFER OR FUTURE DIRECT OR INDIRECT TRANSFERS OF UNITS TO OR BY THE PURCHASER.

         Backup Withholding and FIRPTA Withholding. Unitholders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31% backup withholding unless those Unitholders provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that they are awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Assignment of Limited Partnership Units. If a Unitholder who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Unitholder.

         Gain realized by a foreign Unitholder on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10% of the amount realized by a tendering Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Assignment of Limited Partnership Units certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

         SECTION 7. EFFECTS OF THE OFFER.

         Assignment of Interests in Future Distributions. By executing and delivering an Assignment of Limited Partnership Units, a tendering Unitholder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Unitholder in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Unitholder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date on or prior to the Expiration Date. The Purchaser will seek to be recognized by the Partnership as a Unitholder upon consummation of the Offer.

         Appointment as Proxy; Power of Attorney. By executing an Assignment of Limited Partnership Units, a tendering Unitholder irrevocably appoints the Purchaser, SCG, Sternlicht and their designees as the Unitholder's proxies and attorneys-in-fact, in the manner set forth in the Assignment of Limited Partnership Units, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser, including, without limitation, the right to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units as a Unitholder of the Partnership, all in accordance with the terms of the Offer. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by the Unitholder with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The Purchaser, SCG, Sternlicht and their designees will, as to those Units, be empowered to exercise all voting and other rights of the Unitholder, including, but not limited to, the right to direct the Initial Limited Partner to vote the limited partnership interests relating to such Units as such proxies, in their sole discretion, may deem proper at any meeting of Unitholders or Limited Partners, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser, SCG, Sternlicht and their designees must be able to exercise fully the voting rights with respect to the Units, including, without limitation, the power to direct the Initial Limited Partner to vote the limited partnership interests relating to such Units as they, in their sole discretion, may deem proper at any meeting of Unitholders or Limited Partners then scheduled or by written consent without a meeting or otherwise.

         By executing an Assignment of Limited Partnership Units a tendering Unitholder also irrevocably constitutes and appoints the Purchaser, SCG, Sternlicht and their designees as the Unitholder's attorneys-in-fact, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior powers of attorney granted by the Unitholder with respect to such Units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser, SCG, Sternlicht and their designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership books maintained by the General Partner (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) if the Units are held in an IRA, pension or similar account, to contact the Unitholder's custodian(s) and/or trustee(s) and direct them to facilitate the transfer of the Units from such account of the Unitholder to the Purchaser, (iii) upon receipt by the Information Agent/Depositary (as the tendering Unitholder's agent) of the Purchase Price, to become a registered owner of Units, to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iv) to execute and deliver to the General Partner a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and
(v) to endorse any check payable to or upon the order of a tendering Unitholder representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Unitholder. Such Assignment of Limited Partnership Units shall also serve as a Letter of Authorization directing the Unitholder's custodian(s) and/or trustee(s) to sign any documents necessary to facilitate the transfer of Units being assigned thereby as directed by the Purchaser, SCG, Sternlicht and their designees.

         Limitations on Resales. The Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes (which termination may occur when 50% or more of the Units are transferred in a twelve-month period). This provision may limit sales of Units on the secondary market and in private transactions for the twelve-month period following completion of the Offer. The Purchaser attempted to take this restriction into account in determining the number of Units for which the Offer is made (representing approximately 45% of the outstanding Units if 22,500 Units are tendered) in order to permit some transfers to occur following the transfers of Units pursuant to the Offer without violating this prohibition. Although the Purchaser has access to certain public information compiled by Partnership Spectrum concerning assignments of Units during the period from December 31, 1995 through the September/October 1996 reporting period, such information, however, may not be complete and, therefore, the Purchaser cannot be certain that the Partnership will not terminate for tax purposes as a result of sales pursuant to the Offer.

         Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Unitholders. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the Units and, therefore, the Purchaser does not believe that a reduction in the number of Unitholders will materially further restrict the Unitholders' ability to find purchasers for their Units through secondary market transactions. See Section 13 for certain limited information regarding recent secondary market sales of the Units.

         The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, the Units will continue to be held of record by substantially more than 300 persons.

         Control of Unitholder Voting Decisions by Purchaser. The Purchaser will seek to be recognized by the Partnership as a registered owner of the Units upon consummation of the Offer and, if admitted, will have the right (subject to certain limitations described below) to direct the Initial Limited Partner with respect to the voting of the limited partnership interests relating to the Units purchased pursuant to the Offer. Even if the Purchaser is not recognized by the Partnership as a registered owner of the Units, however, the Purchaser nonetheless will have the right to direct the Initial Limited Partner to vote the limited partnership interests (relating to the Units purchased in the Offer) as the Purchaser, in its discretion, may deem appropriate pursuant to the irrevocable appointment by tendering Unitholders of the Purchaser, SCG, Sternlicht and their designees as proxies and attorneys-in-fact with respect to the Units tendered by such Unitholders and accepted for payment by the Purchaser. As a result, the Purchaser could be in a position to significantly influence all voting decisions with respect to the Partnership. This could (i) prevent non-tendering Unitholders from taking actions they desire but that the Purchaser opposes and (ii) enable the Purchaser to take actions desired by the Purchaser but opposed by non-tendering Unitholders. Under the Partnership Agreement, Unitholders holding a majority of the Units are entitled to direct actions with respect to a variety of matters, including: removal of a general partner; dissolution of the Partnership; sale of all or substantially all of the

Partnership's assets not in the ordinary course of business; and most types of amendments to the Partnership Agreement. When voting on those matters, the Purchaser will vote the Units owned by it in whatever manner it deems to be in the Purchaser's best interest.

         SECTION 8. FUTURE PLANS OF THE PURCHASER. The Purchaser is seeking to acquire Units pursuant to the Offer in order to acquire a substantial equity interest in the Partnership, primarily for investment purposes and with a view to making a profit. The Purchaser intends to seek recognition by the Partnership immediately following the consummation of the Offer as a registered owner with respect to all of the Units purchased pursuant to the Offer. Following the completion of the Offer, the Purchaser, and/or persons related to or affiliated with it, may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable, may be at a price higher or lower than the Purchase Price, and may be for cash or other consideration. In addition, the Purchaser or an affiliate of the Purchaser may seek to acquire one or more of the Partnership's parcels or property at some time in the future. The Purchaser does not currently have any definitive plans in this regard, however.

         There is a substantial possibility that the Purchaser will sell or otherwise transfer some or all of the Units it acquires pursuant to the Offer within the next year, either directly or in connection with a merger or other extraordinary transaction involving the Purchaser and one or more of its affiliates, depending among other things on liquidity, strategic, tax and other considerations applicable to the Purchaser, SCG, Sternlicht and their affiliates. It is also possible that the Purchaser could seek to sell additional interests in the Purchaser to affiliates or to unaffiliated third parties, although neither the Purchaser, SCG nor Sternlicht has any definitive plans in this regard.

         Neither the Purchaser, SCG nor Sternlicht has any present plans or intentions with respect to a liquidation, sale of assets or refinancing of any of the Partnership's properties, nor do they presently intend to change the current management or the operations of the Partnership or to seek to cause the Partnership to engage in any extraordinary transaction. However, the Purchaser's, SCG's or Sternlicht's plans in these regards could change at any time in the future and, at such time, the ability of the Purchaser to influence actions on which Unitholders are entitled to direct the vote will depend in part on the Unitholders' response to this Offer.

         SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

         Except as otherwise indicated, information contained in this Section 9 is based upon documents and reports publicly filed by the Partnership with the Commission. Although the Purchaser is not aware that any statements contained in this Section 9 are untrue, the Purchaser cannot take responsibility for the accuracy or completeness of any information contained in this Section 9 which is derived from such public documents, or for any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

         General. The Partnership was organized in 1987 under the laws of the State of Delaware. Its principal executive offices are located at The Perimeter Center, 17207 North Perimeter Drive, Scottsdale, Arizona 85255. Its telephone number is (602) 585-4500.

         The Partnership's primary business is real estate ownership and related operations. The Partnership was organized to (i) acquire approximately 261 gross acres of unimproved land (the "Property") in Scottsdale, Arizona, (ii) develop roads, water, sewer, drainage, utility and similar on-site and off-site improvements (collectively, the "Infrastructure") with respect to the Property,
(iii) sell the Property on a parcel-by-parcel basis after construction of the Infrastructure and (iv) make a participating, first mortgage loan to Franchise Finance Corporation of America ("FFCA"), a Delaware corporation, which is an affiliate of the General Partner of the Partnership, thereby enabling FFCA to acquire a parcel of land within the Property and construct an office building thereon. Under the Partnership Agreement, the term of the Partnership will continue until December 31, 2047, unless sooner terminated as provided in the Partnership Agreement or by law. According to the Form 10-K and the quarterly report on Form 10-Q for the quarter ended September 30, 1996 ("Form 10-Q"), as of September 30, 1996 the Partnership had completed the Infrastructure and had sold its first two parcels to unaffiliated purchasers.

         Selected Financial and Property-Related Data. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and its property, all of which has been excerpted or derived from the Partnership's Form 10-K and the Partnership's Form 10-Q. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                             SELECTED FINANCIAL DATA


                                                 Nine Months
                                                    Ended                         Fiscal Year Ended December 31,
                                                September 30,
                                              ------------------------------------------------------------------------------------
Statement of Operations Data:                    1996          1995        1995        1994       1993       1992         1991

                                                 (unaudited)
         Revenues                              $4,757,914    $690,543    $920,426    $892,589   $889,361   $927,138     987,840

         Net Income (Loss)                      1,610,817      35,419      46,044     153,430   (407,529)  (599,703)   (756,036)

         Net Income (Loss) Per Limited              32.22         .70         .91        3.04      (8.07)    (11.87)     (14.97)
         Partnership Unit

         Distributions to Limited Partners      3,825,604     --          --          --         --         --           --



                                As of September 30,                              Fiscal Year Ended December 31,
                         ---------------------------------------------------------------------------------------------------------

Balance Sheet Data:          1996            1995           1995          1994            1993            1992           1991

                                    (unaudited)
         Total Assets      $39,870,445     $41,957,560    $42,024,785   $41,989,599     $41,858,418     $42,445,522    $42,905,465


         Additional Information. The Partnership is subject to the informational requirements of the Exchange Act and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports may also be accessed on the World Wide Web through the Commission's Internet address at "http://www.sec.gov."

         SECTION 10. CONFLICTS OF INTEREST. The Purchaser has conflicts of interest with respect to the Offer as set forth below.

         Conflicting Interests. The Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price.

         Voting by the Purchaser. The Purchaser will seek to be recognized by the Partnership as a registered Unitholder upon consummation of the Offer. Even if the Purchaser is not recognized by the Partnership as a registered Unitholder, however, the Purchaser nonetheless will have the right to direct the Initial Limited Partner to vote the limited partnership interests relating to the Units purchased in the Offer as the Purchaser, in its discretion, may deem appropriate pursuant to the irrevocable appointment by tendering Unitholders of the Purchaser, SCG, Sternlicht and their designees as proxies and attorneys-in-fact with respect to the Units tendered by such Unitholders and accepted for payment by the Purchaser. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right (subject to certain limitations described in Sections 7 and 8) to direct the vote with respect to those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning removal of a General Partner; dissolution of the Partnership; sale of all or substantially all of the Partnership's assets not in the ordinary course; and most types of amendments to the Partnership Agreement. This means that (i) non-tendering Unitholders could be prevented from taking actions they desire but that the Purchaser opposes and (ii) the Purchaser may be able to take actions desired by the Purchaser but opposed by the non-tendering Unitholders.

         Financing Arrangements. The Purchaser expects that $9,000,0000 (exclusive of fees and expenses) would be required to purchase the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from a capital contribution from SOF L.P., which has subscribed for 99.5% of the Purchaser's interests, or from an affiliate to which SOF L.P. may transfer such interests in the future. SOF L.P. has capital and capital commitments in excess of $200,000,000. Accordingly, the Offer is not conditioned upon the Purchaser obtaining financing. See Sections 11 and 12. It is possible, however, that in connection with its future financing activities, the Purchaser could pledge the Units it purchases pursuant to the Offer as collateral for loans, or otherwise agree to terms which provide the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the Purchaser may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the Purchaser's potential need for cash flow from the Partnership's activities. The partnership agreement of the Purchaser does not prohibit or otherwise limit the Purchaser's ability to borrow money or to pledge the purchased Units as collateral for any loan.

         SECTION 11. CERTAIN INFORMATION REGARDING THE PURCHASER, SCG, SOF L.P. AND CAPITAL.

         The Purchaser. The Purchaser is a recently formed Connecticut limited liability company which has not been actively engaged in any business activity other than in connection with the Offer. The Purchaser does not have any significant liabilities at the present time, and the Purchaser does not presently anticipate that it will have any significant liability after the consummation of the Offer. The Purchaser is an affiliate of Starwood Capital

Group I, L.P. and is not affiliated with the General Partner of the Partnership. Set forth below is certain unaudited financial information with respect to the Purchaser. The Purchaser has not prepared audited financial statements in the ordinary course of its business (and does not intend to do so in the future); accordingly, audited financial statements of the Purchaser were not available or obtainable without unreasonable expense.

                             SV FAIRFIELD II, L.L.C.
                                  BALANCE SHEET
                                   (UNAUDITED)

                                                                                  As of November 22, 1996
ASSETS
Cash.................................................................             $  500,000
Due from Subscribing Member(1).......................................             $9,000,000
Total Assets.........................................................             $9,500,000

LIABILITIES AND PARTNERS' CAPITAL
Liabilities..........................................................             $ --
Partners' Capital....................................................             $9,500,000
Total Liabilities and Members' Capital...............................             $9,500,000

------------------------

(1) Represents the cash contribution due to the Purchaser pursuant to a promissory note for up to $9,000,000 from SOF L.P., which contribution will be payable upon the consummation of the Offer in an amount sufficient to purchase the Units to be acquired pursuant to the Offer.

         The principal executive offices of the Purchaser are located at Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830. The Purchaser does not have any employees.

         SCG. SCG is a recently formed, Connecticut limited liability company and is not affiliated with the General Partner of the Partnership. SCG's only significant asset is its 0.5% membership interest in the Purchaser, and it does not presently have any liabilities. SCG is the managing member of the Purchaser. The principal executive offices of SCG are located at Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830. For certain information concerning Sternlicht, the managing member of SCG, and of certain other officers and members of SCG, see Schedule I to this Offer to Purchase.

         SOF L.P. SOF L.P. is a Delaware limited partnership and is not affiliated with the General Partner of the Partnership. SOF L.P. owns a 99.5% membership interest in the Purchaser. As of the date of this Offer, it has capital and capital commitments of in excess of $200,000,000 and liabilities of less than $10,000,000. The principal executive offices of SOF L.P. are located at Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830. The general partner of SOF L.P. is SOFI, a Connecticut limited liability company whose managing member is Capital, which is a Connecticut limited liability company. Sternlicht is the managing member of, and controlling interest holder in, Capital. For certain information concerning Sternlicht, see Schedule I to this Offer to Purchase.

         Except as otherwise set forth in this Offer to Purchase, none of the Purchaser, SCG, SOF L.P., SOFI, Capital, or, to the best of the Purchaser's knowledge, any of the persons listed on Schedule I hereto, or any affiliate of the foregoing, (i) beneficially owns or has a right to acquire any Units, (ii) has effected any transaction in the Units within the past 60 days, or (iii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

         SECTION 12. SOURCE OF FUNDS. The Purchaser expects that $9,000,000 (exclusive of fees and expenses) will be required to purchase the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from a capital contribution from SOF L.P., which has subscribed for 99.5% of the Purchaser's interests, and in connection therewith issued a promissory note in the amount of up to $9,000,000, payable upon the consummation of the Offer in an amount sufficient to purchase the Units to be acquired pursuant to the Offer. SOF L.P. has capital and capital commitments of in excess of $200,000,000 and liabilities of less than $10,000,000. SOF L.P. is permitted to assign its interest in the Purchaser to an affiliate, but if it should do so, SOF L.P. will remain legally obligated under its promissory note to the Purchaser to contribute the capital to be used for the Offer. See Section 11. ACCORDINGLY, THE OFFER IS NOT CONDITIONED UPON THE PURCHASER OBTAINING FINANCING.

         SECTION 13. BACKGROUND OF THE OFFER.

         Relationship with the Partnership and the General Partner. Earlier this year, Starwood Lodging Trust, a real estate investment trust of which Sternlicht is the Chairman of the Board and chief executive officer, purchased three hotels from Guaranteed Hotel Investors, L.P., the general partner of which is an affiliate of the General Partner of the Partnership, for a purchase price of $73,250,000. Other than the foregoing transaction, (i) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, SCG, SOF L.P., SOFI, Capital, or, to the best of the Purchaser's knowledge, the persons listed on Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand, and (ii) there have been no contacts, negotiations or transactions between any of the Purchaser, SCG, SOF L.P., SOFI, Capital, or, to the best of the Purchaser's knowledge, the persons listed on
Schedule I, on the one hand, and the Partnership or its affiliates, on the other hand concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, or a sale or other transfer of assets.

         An affiliate of the Purchaser currently owns 80 Units of the Partnership. Through such affiliate, the Purchaser became aware of (i) the first Third Party Offer to purchase less than 5% of the outstanding Units at a price of $150 per Unit, which Third Party Offer expired on October 6, 1996, and (ii) the second Third Party Offer to purchase less than 5% of the outstanding Units at a price of $250 per Unit, which Third Party Offer is due to expire on December 6, 1996.

         Determination of Purchase Price. In establishing the Purchase Price, the Purchaser reviewed certain publicly available information, including, among other things, the Partnership Agreement, as amended to date, and the Partnership's Form 10-K and Forms 10-Q. The Purchaser also considered the potential for future distributions by the Partnership, both from operating cash flow and in connection with sales or financings of the Partnership's parcels. Among the other quantitative and qualitative factors considered by the Purchaser in establishing the Purchase Price were: (i) the absence of a significant number of recent secondary market resales of the Units; (ii) the lack of liquidity of an investment in the Partnership; (iii) the book value of the Units, and the Third Party Estimate; (iv) the costs to the Purchaser associated with acquiring the Units and completing the Offer; and (v) the administrative costs to the Partnership from being publicly registered. The Purchaser relied on the real estate experience of Capital, Sternlicht and their affiliates in owning, operating, purchasing and selling properties of a similar nature when establishing the Purchase Price.

         NO INDEPENDENT PERSON HAS BEEN RETAINED BY THE PURCHASER TO EVALUATE OR RENDER AN OPINION WITH RESPECT TO THE PURCHASE PRICE. THE PURCHASE PRICE COULD BE SUBSTANTIALLY LESS THAN THE NET PROCEEDS THAT WOULD BE REALIZED FROM A CURRENT SALE OF THE PARTNERSHIP'S ASSETS OR THAT MAY BE REALIZED UPON A FUTURE LIQUIDATION OF THE PARTNERSHIP. THE PURCHASER MAKES NO REPRESENTATION AND EXPRESSES NO OPINION AS TO THE FAIRNESS OR ACCURACY OF THE PURCHASE PRICE.

         Trading History of Units. Secondary market sales activity for the Units, have been limited and sporadic. Set forth in the table below are the high and low sales prices of Units for the quarterly periods from November 1995 to October 1996, as reported by Partnership Spectrum, an independent, third-party source. The gross sales prices reported by Partnership Spectrum do not necessarily reflect the net sales proceeds actually received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The Purchaser does not know how many Units have traded at either the high or the low sales prices reported below, nor does the Purchaser know whether the information compiled by Partnership Spectrum is accurate or complete. In addition, the Partnership is authorized to charge transfer fees in connection with the transfer of Units.

                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                   REPORTED SALES PRICES OF PARTNERSHIP UNITS


                                                                total
                                                                number of
                           number                               units                                               weighted
                           of trades      trading volume        traded          trading high      trading low       average
                         ------------------------------------------------------------------------------------------------------
Sept./Oct. 96              3              $12,210.00            30              $447.00           $375.00           $407.00

July/Aug 96                2              $11,174.75            25              $452.99           $438.00           $446.99

May/June 96                4              $26,784.55            65              $431.44           $365.00           $412.07

March/April 96             4              $27,025.05            65              $420.00           $410.00           $415.77

Jan/Feb 96                 1              $4,200.00             10              $420.00           $420.00           $420.00

Nov/Dec 95                 4              $30,550.50            75              $410.00           $395.07           $407.34

         The Purchaser believes that although secondary market sales information probably is not a reliable measure of value because of the limited and inefficient nature of the market for Units, this information may be relevant to a Unitholder's decision whether to tender its Units pursuant to the Offer.
At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by Chicago Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than the Offer and the Third Party Offers) because the Units are not listed or traded on any national securities exchange or quoted on any NASDAQ list or system.

         Third Party Estimate. The General Partner on behalf of the Partnership obtained from Cushman & Wakefield, Inc. an estimated indicated value per Unit as of December 31, 1995 of $846.00 per Unit, which is the Third Party Estimate referred to in the "INTRODUCTION." Deducting the distributions made to the Unitholders during 1996 of $76.51 would reduce the estimated indicated value to $769.49 per Unit.

         The Third Party Estimate concluded that the market value as of December 31, 1995 of the fee simple and mortgagee's interests in the Property, taking into account the effect of the FFCA mortgage note, was $41,000,000. It then took into account information provided by the General Partner concerning the cash on hand and net receivables, less other liabilities, and concluded that there was a total valuation of $42,299,996 which it divided by the 50,000 outstanding Units, giving an indicated value per Unit of $846.00. Their opinion is subject to certain assumptions and limiting conditions which were not disclosed in the Form 10-K. They relied on the "income approach" to value (reportedly based on the properties' capabilities to be bought and sold in the investment marketplace) and on the "sales comparison approach" (reportedly based on the sales of office sites in the area). Because the complete valuation, including the assumptions and limiting conditions have not been publicly disclosed, the Purchaser could not evaluate the reasonableness of the factors upon which the Third Party

Estimate is based. However, the Third Party Estimate appears to approximate book value and does not necessarily reflect the fair market value of a Unit, which may be higher or lower depending on several factors, including liquidity of the Units and external economic and market factors. The Third Party Estimate also does not reflect the amount which a Unitholder would ultimately receive if the Partnership were liquidated. Such amount would likely be affected by several factors, including the time required to effect a liquidation of the Partnership's assets and the ability of the Partnership to realize the full value of its assets as reflected in the Third Party Estimate.

         SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if (i) the Purchaser has reason to believe that upon the purchase of Units pursuant to the Offer, the General Partner will not recognize as valid or effective the transfer to the Purchaser of the Units tendered pursuant to the Offer, will not admit the Purchaser to the Partnership as a recognized Unitholder simultaneously with or promptly after the consummation of the Offer or will not permit the Purchaser to exercise the proxies granted to the Purchaser by tendering Unitholders, or (ii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser,
(ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to direct the vote with respect to any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date of the Offer to Purchase, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

         (e) there shall have been threatened, instituted or pending any action or proceeding before any court or government agency or other regulatory or administrative agency or commission or by any other person challenging the acquisition of any Units pursuant to the Offer, or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser or the Partnership; or

         (f) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) financed any of the Partnership's properties, other than in the ordinary course of the Partnership's business and consistent with the past practice, (iv) declared or paid any distribution, other than in cash and consistent with past practice, on any of its partnership interests, or (v) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business and consistent with past practice.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion.

Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

         SECTION 15. CERTAIN LEGAL MATTERS.

         General. The Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the Commission (which has already been filed) and any required amendments thereto. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. Although there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder.

         Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

         Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

         SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained The Herman Group, Inc. to act as Information Agent/Depositary in connection with the Offer. The Purchaser will pay the Information Agent and the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify the Information Agent/Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

         SECTION 17. MISCELLANEOUS. The Offer is being made solely by this Offer to Purchase and the related Assignment of Limited Partnership Units and is being made to all holders of Units. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Units pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Units in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

         The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 (except that they will not be available at the regional offices of the Commission).

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Assignment of Limited Partnership Units and, if given or made, such information or representation must not be relied upon as having been authorized.


                                                         SV FAIRFIELD II, L.L.C.

November 22, 1996

                                   SCHEDULE I

                     INFORMATION REGARDING THE MANAGER AND
                       CERTAIN OTHER MEMBERS AND OFFICERS
                                       OF
                         SCG INVESTORS II, L.L.C.

1. SCG INVESTORS II, L.L.C. Set forth in the table below are the names and the present principal occupations or employment and the names, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of the managing member of SCG Investors II, L.L.C., and of certain other members and officers of SCG Investors II, L.L.C. SCG Investors II, L.L.C. is the managing member of the Purchaser. Unless otherwise indicated, each person identified below is employed by Starwood Capital Group I, L.P. which is in the business of making real estate investments. The principal business address of SCG Investors II, L.L.C., and each person identified below, is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830. All persons identified below are United States citizens.

         BARRY S. STERNLICHT. Mr. Sternlicht is the managing member of SCG Investors II, L.L.C. and serves as its president and chief executive officer and owns a controlling interest in the entity. Mr. Sternlicht's principal occupations include serving as the chairman, chief executive officer and a trustee of Starwood Lodging Trust (a real estate investment trust ("REIT") which owns hotels) and as a member of the management committee and as a director-elect of Starwood Lodging Corporation (which operates most of these hotels). He is also the general manager, president and chief executive officer of Starwood Capital Group, L.L.C. In 1993, Mr. Sternlicht founded Starwood Capital Group
I, L.P. (which he indirectly controls) and he has served as its president and chief executive officer since its formation and was the co-founder of its predecessor entity in September 1991. Prior to forming such predecessor entity, he was vice president and then senior vice president from 1989 to 1991 of JMB Realty Corporation, a real estate investment firm. Mr. Sternlicht is also currently a director of U.S. Franchise Systems Inc. (a company which franchises hotels), is a trustee of Equity Residential Properties Trust, a REIT, and is a trustee, chairman and chief executive officer of Angeles Participating Mortgage Trust, a REIT.

         JONATHAN D. EILIAN. Mr. Eilian is an officer and member of SCG Investors II, L.L.C. His principal employment is serving as a managing director of Starwood Capital Group I, L.P. and he was a senior vice president of its predecessor entity since its formation in September 1991. He is a managing director of Starwood Capital Group, L.L.C. Mr. Eilian serves as a member of the management committee and as a director-elect of Starwood Lodging Corporation. Prior to that time he was an associate of JMB Realty Corporation, a real estate investment firm, and of The Palmer Group, L.P., a private investment firm specializing in corporate acquisitions. Mr. Eilian received an M.B.A. degree from the Wharton Graduate School of Business in 1991.

         MADISON F. GROSE. Mr. Grose is an officer and member of SCG Investors II, L.L.C. His principal employment is serving as an executive vice president and general counsel of Starwood Capital Group I, L.P. He is the general counsel and a managing director of Starwood Capital Group, L.L.C. Mr. Grose served as the general counsel in the predecessor entity beginning in July 1992. From November 1983 through June 1992, he was a partner in the law firm of Pircher, Nichols & Meeks. Mr. Grose is a trustee of Starwood Lodging Trust and of Angeles Participating Mortgage Trust.

         Questions and requests for assistance or for additional copies of this Offer to Purchase and the Assignment of Limited Partnership Units may be directed to the Information Agent/Depositary at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

         Manually signed facsimile copies of the Assignment of Limited Partnership Units will be accepted. The Assignment of Limited Partnership Units and any other required documents should be sent or delivered by each Unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent/Depositary as set forth below.

               The Information Agent/Depositary for the Offer is:

                             THE HERMAN GROUP, INC.

BY MAIL:

P.O. BOX 357
DALLAS, TX  75221-9602

BY FACSIMILE:

(214) 999-9323
OR
(212) 999-9348

TO CONFIRM:

(800) 992-6211

BY HAND/OVERNIGHT DELIVERY:

2121 SAN JACINTO STREET
26TH FLOOR
DALLAS, TX  75201-9821

                                       32